April 6, 2018

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs/Mesdames:

Re:	Endeavour Silver Corp. (the “Company”) /
SEDAR Project No. 02732677
SEDAR Project No. 02732675

The enclosed amended Annual Information Form for the Company’s financial year ended December 31, 2017 (the “Amended AIF”) is being filed with the above securities commissions. The Amended AIF amends the original AIF filed on February 26, 2018 in order to incorporate by reference amended technical reports for each of the Guanacevi, Bolanitos and El Cubo properties located in Mexico that were filed on SEDAR today in place of the three original technical reports that were respectively filed on March 8, 2017.

The Amended AIF also updates the Company’s address on the cover page and includes updated information under Item 9.2 -Cease Trade Orders, Bankruptcies, Penalties or Sanctions further to information received by the Company after the filing of the original AIF.

Yours truly,

ENDEAVOUR SILVER CORP.

Per:

“Daniel Dickson”

Daniel Dickson
Chief Financial Officer

Encl.

PO Box 10328	Endeavour Silver Corp	Tel: 604-685-9775
1130-609 Granville St	www.edrsilver.com	TF:877 685 9775
Vancouver, BC. V7Y1G5
Canada